Exhibit 10.60.2

SURRENDER AND TERMINATION AGREEMENT
(3977-3995 E. Bayshore Road – Building 2)

This Surrender and Termination Agreement ("Agreement"), is dated, for reference purposes only as February 19, 2004 (the "Effective Date"), and is entered into between Judd Properties, LLC, a California limited liability company (as assignee of Bay Laurel Investment Company, a California general partnership ("Bay Laurel")), as "Lessor", and Southwall Technologies, Inc., a Delaware corporation, as "Lessee", with respect to that certain Lease Agreement, executed by Bay Laurel and Lessee as of January 1, 1989, (the "Original Lease"), as amended, concerning the premises commonly known as Building 2, 3977-3995 E. Bayshore Road, Palo Alto, California (the "premises" or "Building 2"). Capitalized terms, not otherwise defined in this Agreement, shall have the meanings ascribed to such terms in the Lease.

RECITALS

A. Lessor and Lessee acknowledge that a true and correct copy of the Original Lease and the First Amendment to Lease Dated January 1, 1989 (3977-3995 E. Bayshore Road – Building 2) entered into by Lessor and Lessee on or about January 1, 2000 (herein the "First Amendment" and collectively with the Original Lease and this Second Amendment, the "Lease") are attached hereto as Exhibit A and that there are no other amendments, agreements, or promises concerning the Original Lease, the First Amendment, the premises, or the rights and obligations of the parties thereto, other than as set forth in Exhibit A and below in this Agreement.

B. The existing termination date of the Lease is December 31, 2004.

C. Lessee has vacated the premises and has advised Lessor that it cannot or will not perform its obligations under the Lease in accordance with the existing terms of the Lease. The unpaid amount of the rent to be paid under the Lease is in excess of one million one hundred thirty-seven thousand dollars ($1,137,000).

D. Lessee has requested that Lessor accept an early surrender of the premises and terminate Lessee's obligation to pay rent for the premises.

E. Lessor is willing to accept surrender of the premises and termination of the Lease at the time specified below in consideration of the payment described below, if, but only if, the conditions set forth herein are satisfied by the times specified below.

F. Lessee and Lessor are also parties to that certain Lease Agreement, dated as of January 1, 1989, as amended by that certain First Amendment to Lease Dated January 1, 1989 (3969-3975 E. Bayshore Road – Building 1) entered into on or about January 1, 2000 and that

certain Second Amendment to Lease entered into concurrently herewith (collectively the "Building 1 Lease"), concerning other premises leased by Lessor to Lessee, commonly known as 3969-3975 E. Bayshore Road, Palo Alto, California (herein "Building 1").

NOW, THEREFORE, for good and valuable consideration, the adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1. <u>Termination of Lease Term</u>. The parties acknowledge that the Lease is currently in full force and effect in accordance with its terms. The Lease will terminate on the earlier of the following (herein the "Termination Date"): (a) the date when Lessor has received each of the payments described in Section 2, below and Lessee has completed Lessee's "Building 2 Surrender Obligations" as described below, or (b) the date Lessor, at its election (but without any obligation to do so), selects as the termination date of the Lease so that Lessor may lease the premises to another tenant, or (c) the date the Lease otherwise terminates in accordance with its terms; provided, however, that no termination of the Lease or the Lessee's right to possession of the premises shall release Lessee from its Building 2 Surrender Obligations or its duty to pay the amounts payable hereunder, all of which shall be performed by Lessee in accordance with Sections 2 and 3 of this Agreement and the Lease, except to the extent otherwise agreed in writing by Lessor, in its discretion.

2. <u>Consideration for Termination</u>. As consideration and an inducement for Lessor's agreement to accept an early surrender of the premises and for any early termination of the Lease, Lessee shall pay to Lessor the following sums, on or before the dates set forth below:

(a) On or before February 25, 2004,Lessee shall pay to Lessor the sum of Four Hundred Four Thousand Dollars ($404,000.00) (herein the "Final Payment"); and

(b) On or before the date specified in paragraph 3(i), below, Lessee shall pay to Lessor the "Lessor's Work Amount", as defined below.

3. <u>Surrender of Premises</u>. On or before the dates specified below, Lessee shall perform each of the following "Building 2 Surrender Obligations": (i) on or before the earlier of February 25, Lessee shall pay to Lessor the sum of One Hundred One Thousand Three Hundred Dollars ($101,300) ("Lessor's Work Amount"), as reimbursement to Lessor for its release of Lessee from its duty to complete the surrender and decommissioning work for the premises to be performed by Landlord and identified on attached Exhibit B; (ii) on or before March 1, 2004, Lessee shall provide to Lessor, for Lessor's approval and comment, a plan ("Plan") for decommissioning and surrender of the premises which are not to be performed by Lessor pursuant to Exhibit B, including without limitation the Hazardous Material Closure Activities expressly excepted from Exhibit B on Attachment A thereto, which plan shall be approved by Lessor (which approval shall not be unreasonably withheld) and any applicable governmental authorities with jurisdiction over the plan and which shall include, without limitation the identity of any third party contractor(s) who will be retained to complete the work and the estimated total cost to complete such activities; (iii) when the Plan is approved by Lessor, Lessee shall undertake to complete on or before March 15, 2004 (the "Building 2 Surrender Date"), all of the decommissioning and surrender activities for the premises contained in the Plan or otherwise required of Lessee under the Lease or applicable law, and (iv) on

or before April 1, 2004, Lessee shall deliver to Lessor unconditional releases of mechanics' lien executed by the contractors identified in the approved Plan and each other contractor engaged in the surrender and decommissioning work performed by or at the request of Lessee.

       4. <u>Environmental</u>. All provisions of the Lease concerning the environment or Hazardous Materials on or about the premises, including without limitation, the obligation of Lessee to remove all Hazardous Materials introduced to the premises during occupancy of the premises by Lessee or its successors, subtenants or assigns, are enforceable, and will continue to be enforceable, against Lessee, notwithstanding the execution and delivery of this Agreement by Lessor or the termination of the Lease. Lessor shall have the right to retain an environmental consultant to inspect the premises to confirm that Hazardous Materials introduced to the premises during occupancy of the premises by Lessee or its successors, subtenants or assigns are removed from the premises and that the applicable governmental authorities having jurisdiction over closure of the Lessee's Hazardous Materials use at the premises have inspected the premises, determined that all Hazardous Materials closure activities required for the premises have been completed, and have released the premises for reletting to another Lessee who might use Hazardous Materials. If the consultant determines that any such Hazardous Materials remain on the premises or that any additional closure activities have not been completed, Lessee shall perform, as part of its "Building 2 Surrender Obligations" hereunder, the work recommended by the consultant to remove such Hazardous Materials and/or complete such closure activities to the reasonable satisfaction of such consultant and shall reimburse Lessor for the fees charged by said consultant.

       5. <u>Destruction and Condemnation of the Premises</u>. Sections 19 and 35 of the Original Lease are deleted in their entirety. Lessee hereby waives any right to terminate this Lease on account of the condition of the premises or any destruction of the premises by any casualty or condemnation, waives the benefits of California Civil Code Sections 1265.130, and each subpart of California Civil Code Sections 1932, 1933, 1941 and 1942, or any similar statute or common law, as the same may be amended or supplemented from time to time, to the extent such sections would entitle Lessee to terminate this Lease on account of the condition of the premises or any casualty or condemnation, and agrees that, notwithstanding any termination of Lessee's right to possession of the premises from any cause, its obligations to pay the sums owing to Lessor pursuant to Section 2 and to complete its Surrender Obligations shall continue as separate, independent and personal covenants of Lessee to Lessor.

       6. <u>Letter of Credit or Warrant</u>.

          A.   <u>Initial Issuance of Letter of Credit</u>. In consideration of, among other things, the this Agreement, the extension of the Lease term for Building 1, and to secure the Lessee's Surrender Obligations, on or before March 5, 2004, Lessee shall arrange for issuance of a Letter of Credit to Lessor, as beneficiary, in the maximum drawing amount of One Million Dollars ($1,000,000). Such Letter of Credit shall be held by Lessor pursuant to Section 9(c) of the Original Lease and as a security deposit for the faithful performance by Lessee of all of the terms, covenants and conditions of this Agreement, the Lease and/or the Building 1 Lease to be kept and performed by Lessee, including without limitation the Surrender Obligations. If any default by Lessee occurs with respect to any provision of this Agreement, the Lease and/or the Building 1 Lease, including but not limited to, any failure of the Lessee to complete its Surrender Obligations by the Applicable

Surrender Dates, then, in addition to its other rights and remedies, Lessor may (but shall not be required to) draw upon the Letter of Credit, in whole or in part, and use, apply, or retain such proceeds for the payment of any amount which Lessor may spend by reason of such default or to compensate Lessor for any other loss or damage which Lessor may suffer by reason of default, or as additional security for the completion of the Surrender Obligations . Upon demand by Lessee, Lessor shall surrender any undrawn amount of the Letter of Credit to Lessee or its designee, if and when the following conditions are met: (i) no default exists at the time of the demand under this Agreement or the Lease, (ii) no default exists at the time of the demand under the Building 1 Lease, and (iii) Lessee has completed the Building 1 Surrender obligations on or before the Building 1 Surrender Date (if the Building 1 Surrender Date has occurred) and its Building 2 Surrender Obligations on or before the Building 2 Surrender Date (if the Building 2 Surrender Date has occurred). In the event of termination of Lessor's interest in this Lease, Lessor may transfer the Letter of Credit to Lessor's successor in interest, and Lessee agrees that Lessor shall thereupon be released from liability for any obligation to return and surrender the Letter of Credit as may be required by this Agreement.

              B.   <u>Right to Substitute Warrant/Escrow</u>. Lessee shall have the right to substitute a Warrant in the form of Exhibit E to the Building 1 Lease for the Letter of Credit by delivery of the Warrant and a fully executed Registration Rights Agreement in the form of Exhibit F to the Building 1 Lease to Lessor, together with a certificate of the president or chief financial officer of Lessee, to the effect that the Warrant and the Registration Rights Agreement are enforceable in accordance with their terms, the Warrant Shares to be issued thereunder have been authorized by all necessary corporate action, and are available for issuance upon exercise of the Warrant, and that, when all Warrant Shares issuable pursuant to the Warrant have been issued, the holder of the Warrant Shares will hold 4% of the total outstanding capital stock of Southwall on a Diluted Basis; provided, but only provided that all of the following conditions are met on the date Lessee substitutes the Warrant for the Letter of Credit: (i) no default exists under this Agreement or the Lease, (ii) no default exists under the Building 1 Lease, (iii) the substitution is requested prior to the Building 1 Surrender Date, (iv) if the substitution is requested after the Building 2 Surrender Date, the Building 2 Surrender Obligations were complete on or before the Building 2 Surrender Date, and (v) there has been no drawing by Lessor on the Letter of Credit in accordance with this Agreement.   Upon delivery of the Warrant and the Registration Rights Agreement to Lessor, Lessor shall immediately become an operable party to the Registration Rights Agreement.

Lessee hereby acknowledges and represents to Lessor that the outstanding capital stock of Southwall Technologies, Inc. on a Diluted Basis is as depicted on Exhibit G to the Building 1 Lease and that the Warrant Shares issuable upon full exercise of the Warrant represents the equivalent of 4% of the outstanding capital stock of Southwall on a Diluted Basis. If, at any time prior to the later of (i) the delivery of the Warrant Shares to Lessor free of any interest of the Lessee and the escrow holder and (ii) the date that the Warrant Shares first become tradable by Lessor without legend (either through registration or an exemption therefrom) on a public exchange or NASDAQ National Market, the number of outstanding shares of Southwall's outstanding capital stock on a Diluted Basis is increased above the amounts depicted on Exhibit G to the Building 1 Lease, then the number of shares of Warrant Shares issuable upon exercise of the Warrant shall be adjusted so that the total

Warrant Shares issued or issuable pursuant to the Warrant will represent 4% of such increased amount of the outstanding capital stock of Southwall on a Diluted Basis (as appropriately adjusted to give effect to any Letter of Credit posted hereunder).

In connection with its receipt of the Warrant, Lessor hereby represents and warrants to Lessee as follows:

 (i) Investment Experience. Lessor is an "accredited investor" as defined in Rule 501 of the Securities Act. Lessor is experienced in investing and acknowledges that an investment in the Warrant and the Warrant Shares involves a high degree of risk. Lessor is able to protect Lessor's own interest in connection with such investment, can bear the economic risk of its investment (including the possible complete loss of such investment) for an indefinite period of time, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Warrant and Warrant Shares. Lessor understands that the Warrant and the Warrant Shares have not been registered under the Securities Act or under the securities laws of any jurisdiction, by reason of reliance upon certain exemptions, and that the reliance of Lessee on such exemptions is predicated upon the accuracy of Lessor's representations and warranties in this Agreement.

(ii) Access to Information. Lessor has had the opportunity to ask questions of and receive answers from representatives of Lessee and to obtain additional information, documents and records relating to Lessee, its business and the investment contemplated by the receipt of the Warrant and the Warrant Shares. Lessor has had the opportunity to review all of Lessee's filings under the Securities Act (including its most recently filed Forms 10-K, Forms 10-Q and Forms 8-K).

(iii) Restricted Securities. Lessor understands that the Warrant and the Warrant Shares are currently characterized as "restricted securities" under the federal securities laws inasmuch as they were issued in a transaction not involving a public offering and that, under such laws and applicable regulations, such Warrants and Shares may be transferred or resold without registration under the 1933 Act only in certain limited circumstances and in accordance with the terms and conditions set forth in the legend described in paragraph 4 below. Lessor is familiar with Securities and Exchange Commission Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(iv) Legends. Until such time as the Warrant Shares are registered pursuant to the Warrant or the Registration Rights Agreement, each certificate representing Warrant Shares shall bear a legend substantially in the following form:

> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE. SUCH SHARES MAY NOT BE OFFERED FOR SALE,

SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SHARES UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

Each Warrant shall bear a legend substantially in the following form:

NEITHER THIS WARRANT NOR THE SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE. SUCH SHARES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH WARRANT OR SHARES, AS THE CASE MAY BE, UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

Lessor may exercise the Warrant at any time on and after the "Exercise Date", as defined therein. If Lessor exercises the Warrant and, at the time of the exercise, (i) the Building 2 Surrender Date has occurred, but the Building 2 Surrender Obligations have not been timely completed by Lessee, or (ii) the Building 1 Surrender Date has occurred, but the Building 1 Surrender Obligations have not been timely completed by Lessee, or (iii) a default exists and is continuing under this Agreement, the Lease or the Building 1 Lease, then the Warrant Shares issued pursuant to such exercise shall be issued directly to Lessor.

In all other cases, the Warrant Shares shall be placed with an Escrow Agent selected by Lessor and approved by Lessee, which approval shall not be unreasonably withheld. Any Warrant Shares delivered to the Escrow Agent shall be held by the Escrow Agent, as agent for the Lessor and Lessee, subject to and in accordance with this Agreement and the Second Amendment to the Building 1 Lease, and an escrow agreement in form reasonably acceptable to Lessor, Lessee and the Escrow Agent, providing in general that (i) the Warrant Shares shall be promptly delivered by the Escrow Agent to Southwall, free of any claim by the Lessor or the Escrow Agent, if, but only if, Lessee completes (a) the Building 1 Surrender Obligations on or before the Building 1 Surrender Date in accordance with the Building 1 Lease and (b) the Building 2 Surrender Obligations with respect to Building 2 in accordance with this Agreement and the Lease on or before the Building 2 Surrender Date; or (ii) in all other cases, the Warrant Shares shall be delivered by the Escrow Agent

to Lessor on the earlier of February 1, 2006 or the date when the Building 1 Surrender Date and the Building 2 Surrender Date have both occurred, free of any claim or right by Lessee or the Escrow Agent. The escrow agreement shall also provide that:

(1)   The escrow shall be in existence throughout the Escrow Period.

(2)   The Escrow Agent shall hold and safeguard the Escrowed Shares during the Escrow Period, shall treat such Escrow Shares as a trust fund in accordance with the terms of this Section and the escrow agreement and not as the property of Lessor, Lessee or Escrow Agent, and shall hold and dispose of the Escrowed Shares only in accordance with the terms hereof.

(3)   Any shares of Southwall's Common Stock or other equity securities issued or distributed by Southwall (including shares issued upon a stock split in respect of the Escrowed Shares held by the Escrow Agent, and all dividends issued with respect to the Escrowed Shares shall be added to the Escrowed Shares and become a part of the escrow. Any such additional equity securities or cash dividends issued in respect of Escrowed Shares that have been released from the escrow or otherwise directly issued to Lessor or its designee (other than the escrow holder), shall not be added to the Escrowed Shares, but shall be distributed to the record holders thereof.

(4)   Lessor shall be shown as the record owner on Southwall's books and records, and shall not have voting rights with respect to the Escrowed Shares until such time, if any, that Escrowed Shares are delivered by the Escrow Agent to Lessor in accordance with this Section and the escrow agreement.

(5)   If Lessor delivers an Escrow Claim Certificate to the Escrow Agent, then Escrow Agent shall deliver to Lessor that number of the Escrowed Shares of Lessor held by the Escrow Agent as are valued in an amount equal to the unreimbursed amount of the out-of-pocket costs, expenses, liabilities, diminution in market value, judgments, fines penalties, attorneys' and experts' fees, of every type and nature that Lessor may incur with respect to such non-payment or non-performance by Lessee (herein the "Losses"). For the purposes of determining the number of shares of Escrowed Shares to be delivered to Lessor by the Escrow Agent pursuant to this Section, each Escrowed Share shall be deemed to have a value equal to the closing sales price of Southwall common stock on the NASDAQ National Market on of the trading day immediately preceding the date the Escrow Shares are delivered by the Escrow Agent to Lessor, if the Escrowed Shares are tradable on that market, or in all other cases the value determined by an investment banker selected by Lessor and approved by Lessee, which approval shall not be unreasonably withheld. Such delivery by Escrow Agent shall be limited only by the following:

(i)   At the time of delivery of any Escrow Claim Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to Lessee and for a period of seven (7) days following the delivery date of the Escrow Claim Certificate to the Escrow Agent and Lessee (herein the "Claim Date"), Escrow Agent shall make no delivery to Lessor of any Escrowed Shares, unless the Escrow Agent shall have received written authorization from Lessee to make such delivery. On the eighth (8th) day following the Claim Date, the Escrow Agent shall make delivery of the required number of Escrowed Shares to Lessor in accordance with the foregoing section, notwithstanding any objection received from Lessee, unless such objection is made in a writing and delivered to Escrow Agent on or before 5:00 pm Pacific Time on the day which is the seventh (7th) day following the Claim Date.

(ii)   If Lessee objects in writing to any claim by Lessor in any Escrow Claim Certificate, Lessee and Lessor shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If Lessee and Lessor should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent and the Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the Escrowed Shares in accordance with the terms thereof. If no such agreement can be reached by Lessee and Lessor by 5:00 pm Pacific Time on the tenth (10th) day following the Claim Date, either Lessor or Lessee may demand arbitration of the matter in Santa Clara County, California and in accordance with the rules of the American Arbitration Association then in effect; and the Escrow Agent shall be entitled to act in accordance with the decision rendered in the arbitration. Such decision, if written shall be supported by written findings of fact and conclusions, setting forth the award, judgment, decree or order awarded by the arbitrators, shall be binding upon the parties, may be entered as a final judgment in Santa Clara County Superior Court and shall be subject to review only for prejudicial errors of law and findings of fact not supported by substantial evidence.

(iii) The prevailing party in the arbitration shall be entitled to recover its costs of arbitration and reasonably incurred attorneys' and experts' fees.

(6)   If Lessee completes its Building 1 Surrender Obligations on or before the Building 1 Surrender Date and completes its Building 2 Surrender Obligations on or before the Building 2 Surrender Date and no default by Lessee exists, then upon Lessee's demand, Escrow Agent will return any Escrowed Shares then held by the Escrow Agent to Lessee. All escrowed shares not delivered to Lessee pursuant to the foregoing sentence shall be delivered to Lessor on the day immediately following the termination of the Escrow Period.

(7)   The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth in the escrow agreement between the Escrow Agent, Lessee and Lessor, which will incorporate by reference this Section and the applicable Section of the Building 1 Lease and may also generally provide as follows:

(i)   The Escrow Agent may receive after the date of the escrow agreement, instructions which are signed by Lessor and Lessee, and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties.

(ii)   The Escrow Agent shall not be liable for any act done or omitted hereunder as Escrow Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.

(iii) The Escrow Agent is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court of law, notwithstanding any notices, warnings or other communications from any party or any other person to the contrary. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

(iv) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Section and the escrow agreement or any documents or papers deposited or called for hereunder.

(v)   The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to the escrow, this Agreement, the Lease, or the Building 1 Lease, or any documents deposited with the Escrow Agent.

(vi) In performing any duties under this Section or the escrow agreement, the Escrow Agent shall not be liable to any party for damages, losses, or expenses, except for gross negligence or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, including any written

statement or affidavit provided for in this Section or the escrow agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with the legal counsel in connection with Escrow Agent's duties under this Section or the escrow agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel. The Escrow Agent is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Section of the escrow agreement.

(vii) All fees of the Escrow Agent for performance of its duties hereunder shall be paid by Lessee, promptly upon demand.

(viii) If any controversy arises between the parties to the escrow agreement, or with any other party, concerning the subject matter of or the terms or conditions of this Section or the escrow agreement, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold all Escrowed Shares and other property held in the escrow and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Escrow Agent's discretion, the Escrow Agent may be required, despite what may be set forth elsewhere in this Section or the escrow agreement. In such event, the Escrow Agent will not be liable for damage. Furthermore, the Escrow Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Escrow Agent is authorized to deposit with the clerk of the court the Escrowed Shares and all documents and other property held in escrow. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of the escrow agreement.

(ix) Except to the extent of the willful misconduct, gross negligence or breach of any escrow agreement executed by the Escrow Agent, the parties and their respective successors and assigns agree jointly and severally to indemnify and hold Escrow Agent harmless against any and all losses, claims, damages, liabilities, and expenses, including reasonable costs of investigation, counsel fees, and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of his/her duties under this Section or the escrow agreement, including but not limited to any litigation arising from this Section or the escrow agreement or involving its subject matter.

(x)   The Escrow Agent may resign at any time upon giving at least thirty (30) days written notice to the parties; provided, however, that no such resignation shall become effective until the appointment of a successor Escrow Agent which shall be accomplished as follows: the parties shall use their best efforts to mutually agree on a successor Escrow Agent within fifteen (15) days after receiving such notice. If the parties fail to agree upon a successor Escrow Agent within such time, the Escrow Agent shall have the right to appoint a successor Escrow Agent authorized to do business in the State of California. The successor Escrow Agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers, and duties of the predecessor Escrow Agent as if originally named as Escrow Agent. The Escrow Agent shall be discharged from any further duties and liability under this Section and the escrow agreement upon such delivery to the substituted Escrow Agent.

If Lessee performs its Surrender Obligations for the premises and Building 2 on or before the Applicable Surrender Dates, then the Warrant and any Warrant Shares held by the Escrow Agent following an exercise of the Warrant shall be surrendered by Lessor and the Escrow Agent to Lessee upon demand.

C.   Right to Reduce Issuable Warrant Shares After Substitution. If a Warrant is substituted for the Letter of Credit pursuant to the foregoing, then, at any time prior to the Building 1 Surrender Date, Lessee may, from time to time, reduce the number of Warrant Shares issuable under the Warrant by putting in place one or more Letters of Credit in drawing amounts which are multiples of $25,000. The reduction in the number of Warrant Shares issuable pursuant to the Warrant will be equal $1/40^{th}$ of the number of Warrant Shares originally issuable pursuant to the Warrant (as adjusted in accordance therewith) for each $25,000 in drawable amount of Letter of Credit. If any such Letter of Credit is issued, it shall be held, drawn upon and surrendered by Lessor in accordance with Section 6.A, above, and in accordance with the Building 1 Lease.

D.   General Provisions. Lessee shall not, without just cause, delay issuance of the Warrant Shares pursuant to the Warrant, interfere with the transfer of the Warrant Shares to the Escrow Agent, transfer of the Warrant Shares by the Escrow Agent to Lessor, any subsequent sale of the Warrant Shares by Lessor, or any drawing of a Letter of Credit by Lessor in accordance with the terms of the Letter of Credit as permitted by this Agreement and the Second Amendment to the Building 1 Lease.

Subject to the next succeeding paragraph, Lessee's Surrender Obligations for the premises are in addition to and shall not be limited by this Section or the consideration received by Lessor pursuant to this Agreement, the Lease or the Building 1 Lease, if any, including without limitation the Warrant, the Warrant Shares, and/or any drawing on the Letter of Credit; and Lessee's Surrender

Obligations with respect to the premises and Building 1 will continue, notwithstanding the termination of this Agreement, the Lease or the Building 1 Lease, the surrender of possession of the premises or Building 1 to Lessor by Lessee, the acceptance of possession of the premises and/or Building 1 by Lessor, the delivery to Lessor of the Warrant or the Warrant Shares, and/or the drawing by Lessor upon the Letter of Credit. Furthermore, Lessor's right to receive the Warrant and the Warrant Shares and the Lessor's right to draw upon the Letter of Credit are in addition to all other rights and remedies for breach by Lessee of obligations under this Agreement, the Lease and/or the Building 1 Lease.

Payment by the issuing bank to Lessor or a drawing request under the Letter of Creditor delivery to any Warrant Shares to Lessor shall not be deemed to be a cure of any default under this Agreement, the Lease, and/or the Building 1 Lease; provided, however, that:

(1)   any damages that may be payable by Lessee to Lessor pursuant to a judgment compensating Landlord for any failure of Lessee to perform its Surrender Obligations, shall be reduced dollar for dollar (without double counting and not below zero) by (i) any net proceeds (after deduction of commissions and all other out-of-pocket costs of sale) actually received by Lessor in connection with Lessor's sale of any Warrant Shares, (ii) the amounts, if any, drawn by Lessor from the Letter of Credit as of the date of the judgment, and (iii) an amount equal to the number of Warrant Shares held by Lessor which are freely tradable on the NASDAQ National Market on the date of the judgment times the closing sales price on the NASDAQ National Market of such shares on the trading date immediately preceding the date the judgment is entered less the reasonably expected out-of-pocket cost of trading such shares; and

(2)   credit shall be given to Lessee for any amount received by Lessor from Lessee in satisfaction of a judgment compensating Landlord for any failure of Lessee to perform its Surrender Obligations as follow: For each $25,000 in judgment proceeds received by Lessor, the number of Warrant Shares issuable pursuant to the Warrant shall be reduced by $1/40^{th}$ of the number of Warrant Shares originally issuable pursuant to the Warrant (as adjusted in accordance therewith) and, if there does not remain issuable pursuant to the Warrant a sufficient number of Warrant Shares to make such adjustment, the Escrow Agent shall return such number of Warrant Shares as shall make up the difference to Lessee upon demand, and, if the Escrow Agent does not then hold a sufficient number of Warrant Shares to make up the difference, upon demand, Lessor shall surrender to Lessee the number of Warrant Shares then held by Lessor; provided, however that in no event shall Lessor be required to surrender to Lessee more Warrant Shares that it then holds.

7. Additional Security. Lessor and Lessee acknowledge that Lessee has deposited with Bank of America, the sum of One Hundred Thousand ($100,000) pursuant to Section 9(c) of the Lease and, other than as provided in the preceding Section, that Lessor holds no other security for Lessee's obligations under this Agreement or the Lease. Concurrently herewith, Lessee shall

arrange for the issuance of a substitute certificate of deposit payable to "Judd Properties, LLC, as lessor under that certain Lease Agreement for 3969-3975 E. Bayshore Road, Palo Alto, California, as amended, and as lessor under that certain Lease Agreement for 3977-3995 E. Bayshore Road, Palo Alto, California, as amended. Such certificate of deposit shall be held by Lessor pursuant to Section 9(c) of the Original Lease and as a security deposit for the faithful performance by Lessee of all of the terms, covenants and conditions of this Agreement, the Lease, and/or the Building 1 Lease to be kept and performed by Lessee. If any default by Lessee occurs with respect to any provision of this Agreement, the Lease, and/or the Building 1 Lease, including but not limited to, the provisions relating to the payment of basic rent, direct charges, or deferred and other amounts thereunder, and/or the Lessee's Surrender Obligations pursuant thereto, then, in addition to its other rights and remedies, Lessor may (but shall not be required to) draw upon the certificate of deposit and use, apply, or retain such proceeds for the payment of any amount which Lessor may spend by reason of such default or to compensate Lessor for any other loss or damage which Lessor may suffer by reason of default. If any portion of said deposit is so used or if any drawing is made on such deposit by Lessor in accordance with the Building 1 Lease, Lessee shall, within ten (10) days after written demand therefore, deposit cash with Lessor in the amount sufficient to restore such security deposit to its original amount; Lessee's failure to do so shall be a material breach of this Agreement or the Lease. All interest on the certificate of deposit shall be added to the certificate of deposit and shall become additional security for this Agreement, the Lease, and the Building 1 Lease. Provided that no default has occurred under this Agreement or the Lease, Lessee has completed its Surrender Obligations for the premises pursuant to this Lease and for Building 1 pursuant to the Building 1 Lease, and has paid the deferred rent amount, Lessor shall deliver any undrawn amount of the certificate of deposit and the balance of any additional cash security deposit made by Lessee to Lessee. In the event of termination of Lessor's interest in the Lease, Lessor shall transfer said deposit to Lessor's successor in interest, and Lessee agrees that Lessor shall thereupon be released from liability for the return of such deposit or any accounting therefore.

8. Termination Conditions. The obligation of Lessor to terminate the Lease and accept surrender of the premises prior to the expiration of the Lease term in accordance with this Agreement is condition upon satisfaction of each of the conditions set forth below on or before the dates specified below (the "Termination Conditions"), each of which is for the sole benefit of Lessor:

(a) Lessee pays all sums to be paid by Lessee to Lessor on or before May 1, 2004 under the Building 1 Lease (i.e., Two Hundred Sixty Thousand Three Hundred Forty-Four U.S. Dollars (US$260,344) on or before the due dates thereof; and

(b) Lessee pays to Lessor all sums as described in Section 2 of this Agreement on or before the due dates thereof as provided in Section 2 of this Agreement; and

(c) Lessee performs all Building 2 Surrender Obligations as described in Sections 3 and 4 of this Agreement on or before the dates for completion of such performance as provided in said Sections 3 and 4 of this Agreement; and

(d) As of May 1, 2004 either (A) (1) the Warrant is in full force and effect for the benefit of Lessor, (ii) any Warrant Shares to be issued to the escrow agent or Lessor, or delivered by the escrow agent to Lessor, pursuant to the Warrant have been issued as and when required by the terms of the Warrant, (iii) the Registration Rights Agreement is in full force and effect for the benefit of Lessor, and (iv) Southwall has not failed to register the Warrant Shares as and when required by the Registration Rights Agreement, or (B) Lessor holds a valid Letter of Credit complying with the terms and provisions of Section 6(A) of this Agreement in the maximum drawing amount of One Million Dollars ($1,000,000); and

(e) As of August 1, 2004, no proceeding has been or is reasonably likely to be instituted by or against Lessee or any party controlled by, under common control with or who controls Lessee under the Bankruptcy Act of 1978, as amended, or any other federal or state bankruptcy or insolvency statute, Lessee has not made and is not reasonably likely to make any assignment for the benefit of creditors, no receiver or other court officer has been or is reasonably likely to be appointed to take possession of any substantial part of the assets of Lessee, and concurrently with the payment described in Section 2(a), above, Lessee executes and delivers to Lessee a certification in the form of Exhibit C, certifying that the foregoing is true as of the date of the certificate and that it has no plans to file any bankruptcy or insolvency proceeding on or before May 1, 2005.

If any Termination Condition is not satisfied on or before the date specified above, Lessor may, but shall not be required to, rescind this Agreement by delivery of written notice to Lessee. Upon delivery of such notice, (1) this Agreement shall be rendered null and void and of no force or effect, (2) the Lease, as amended by the First Amendment, shall be reinstated, any sums received by Lessor pursuant to this Agreement shall be deemed paid on account of the sums owing by Lessee under the Lease, (3) and, if, after taking into account such payments, any late charges or interest could have been imposed for late payment of any remaining sums owing under the Lease pursuant to the terms of the Lease, such late charges and interest shall be deemed to be owing by Lessee to Lessor and

shall be paid by Lessee to Lessor upon demand. Further, if, after application of such sums, any amount owing by Lessee under the Original Lease, as amended only by the First Amendment, are unpaid or if any other default exists under Section 22 of the Original Lease without regard to any of the actions of Lessor with respect to this Agreement or the Building 1 Lease, Lessor shall be entitled to pursue any remedy available with respect thereto under the Lease or at law or in equity.

9.   Needham Agreements. Lessee shall deliver to Lessor a true, correct, and complete copy of (i) the Needham Restructuring Documents (as defined in the Second Amendment to the Building 1 Lease) concurrently herewith and (ii) any amendment, modification, termination, or supplement of the Needham Agreement within seven (7) days following the execution of the same by Lessee.

10. Attorneys' Fees. If any action, suit or proceeding is commenced to interpret or enforce this Agreement the prevailing party therein shall be entitled to recover its attorneys' and experts' fees and cost of suit in the same or a separate action, suit or proceeding. If any bankruptcy or insolvency proceeding is commenced by or against Lessee, Lessee agrees that all attorneys' and experts' fees incurred by Lessor in such proceeding shall be an administrative claim under the Lease and shall be reimbursed to Lessor by Lessee upon demand.

11. Rejection of this Agreement. If this Agreement is rejected in any bankruptcy or insolvency proceeding brought by or against Lessee, then all obligations of the Lessee under the Lease shall continue to be binding upon Lessee and unaffected by this Agreement and any sums collected by Lessor under this Agreement shall be credited against the first sums owing by Lessee under the Lease after the date of this Agreement.

12. Miscellaneous. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof, shall be construed in accordance with its fair meaning and not for or against any party. The parties hereby agrees that the sole jurisdiction for any action or proceeding brought with respect to this Agreement or the Lease is in the federal courts of the Northern District of California and the courts of the State of California for the County of Santa Clara and that this Agreement and the Lease shall be interpreted in all respects solely in accordance with the laws of the State of California, without regard to any conflict of laws. All letters of understanding and proposals between the parties concerning the subject matter hereof are merged into this Agreement and no representation, warranty, or oral promise between the parties not contained herein with respect to the subject matter hereof shall be enforceable against any party hereto. The provisions of this Agreement shall be binding upon the parties and their respective successors and assigns and may be waived, amended, or deleted only by a writing signed by the party to be charged.

13. Defined Terms. The terms -- "Agreement", "Effective Date", "Bay Laurel", "Original Lease", "premises" and "Building 2" -- are defined in the preamble to this Agreement, the terms -- "First Amendment", "Lease", "Building 1 Lease", "Building 1" are defined in the Recitals for this Agreement, the term – "Termination Date" – is defined in Section 1 of this Agreement, the term – Final Payment" – is defined in Section 2 of this Agreement, the terms – "Building 2 Surrender Obligations", "Landlord's Work Amount", "Plan", and "Building 2 Surrender Date" are defined in Section 3 of this Agreement, the terms – "Losses" and "Claim Date" are defined in Section 6.B(5) of this Agreement, and the term -- "Termination Conditions" – is defined in Section 8 of this

Agreement. The following additional terms used in this Second Amendment shall have the following meanings:

"Applicable Surrender Date", with respect to the premises, shall mean the Building 1 Surrender Date" and, with respect to Building 2, shall mean the "Building 2 Surrender Date".

"Building 1 Surrender Date" shall mean the date defined as the Building 1 Surrender Date in the Building 1 Lease.

"Building 1 Surrender Obligations" are the obligations of the Lessee to decommission and surrender Building 1 on or before the Building 2 Surrender Date (as defined in the Building 1 Lease) in accordance with the Building 1 Lease.

"default" shall mean (i) the failure of Lessee to (i) perform its Surrender Obligations on or before the Applicable Surrender Date in accordance with the Lease and the Building 1 Lease, as applicable, (ii) the failure of Lessee to timely perform any other obligation on its part to be performed under the specified agreement in any material respect, (iii) any other circumstance which is a default in any material respect under the specified agreement, or (iv) any other circumstance, which with the passage of time, the giving of notice or both, would be a default in any material respect under the specified agreement.

"Diluted Basis" shall mean calculation of the percentage of the total outstanding capital stock represented by the referenced shares on the referenced date, calculated on a fully diluted basis, after giving effect to the Needham Restructuring Documents, all warrants, options, and convertible securities, and any other unperformed agreements, contingent or non-contingent, for the issuance of Southwall Technologies, Inc. capital stock binding upon said company as of the referenced date.

"Escrow Agent" shall mean an escrow holder designated by Lessor, subject to the approval of Lessee, which approval shall not be unreasonably withheld and, if not reasonably withheld within 7 days following delivery of written notice of the identity of the Escrow Agent to Lessee, shall be deemed given.

"Escrow Claim Certificate" shall mean a certificate signed by Lessor and delivered to the Escrow Agent at any time on or before the last day of the Escrow Period stating that Lessee has either (1) failed to complete Lessee's Surrender Obligations for the premises in accordance with the Lease and/or failed to complete the Building 2 Surrender Obligations (as defined in and in accordance with the Lease and the this Agreement), in either case by the time specified and in the manner required by this Agreement, the Lease, and the Building 1 Lease, as applicable, and/or (2) failed to pay any sums owing by Lessee to Lessor or other

otherwise failed to perform any obligation on Lessee's part to be performed under this Agreement, the Lease, and/or the Building 1 Lease, in accordance with and within the time permitted by such agreements.

"Escrow Period" means the period commencing on the issuance of the Warrant and ending on the earlier of (A) February 1, 2006, and (B) the date when all of the following have occurred (i) the Building 2 Surrender Date pursuant to the Lease and this Agreement, (ii) the Building 1 Surrender Date (as defined in and pursuant to the Building 1 Lease), and (iii) the completion by Lessee of its Surrender Obligations for the premises and Building 1.

"First Needham Closing" shall mean the receipt by the Lessee of proceeds from the Investors pursuant to the Needham Restructuring Documents in the amount of at least One Million Five Hundred Thousand Dollars ($1,500,000).

"Letter of Credit" shall mean a letter of credit: (i) issued to Judd Properties, LLC, as the beneficiary thereof pursuant to the Lease and the Building 2 Agreement, (ii) issued by a nationally recognized commercial bank reasonably acceptable to Lessor; (iii) having a termination date for drawings of February 29, 2006, (iv) that provides for a drawing(s) by Lessor upon delivery to the issuer of the Letter of Credit of a certification by Lessor that Lessee failed to complete its Surrender Obligations for the premises and Building 1 on or before the Applicable Surrender Dates or otherwise is in default of its obligations under this Agreement, the Lease, or the Building 1 Lease; and (iv) in a form consistent with the intent of this Agreement and approved by Lessor and Lessee, which approval shall not be unreasonably withheld.

"Needham Restructuring Documents" shall mean the Investment Agreement, dated December 18, 2003, by and among Lessee, Needham & Company, Inc., ("Needham") and certain other investors named therein (collectively, the "Investors"), and the Registration Rights Agreement, dated December 18, 2003, by and among Lessee and the Investors therein identified, as the same may be amended or supplemented by the parties from time to time (herein, respectively the "Investment Agreement" and the "Registration Rights Agreement").

"Registration Rights Agreement" shall mean the Registration Rights Agreement to be entered into by Lessor, Lessee and the other parties thereto in the form of Exhibit F to the Building 1 Lease.

"Securities Act" means the Securities Act of 1933, as amended.

"Surrender Obligations" means the Building 1 Surrender Obligations and the Building 2 Surrender Obligations.

"Warrant" shall mean a warrant to purchase at least 1,517,893 shares of the Common Stock of Southwall Technologies, Inc., (subject to adjustment) at an exercise price of $0.01 (subject to adjustment) in the form of Exhibit E to the Building 1 Lease.

"Warrant Shares" shall mean the common stock of Southwall Technologies, Inc. issued or issuable pursuant to the Warrant.

14. Effect of Agreement. This Agreement is in addition to and, except as expressly provided herein, shall not amend, terminate, or release Lessee from its obligation under the Lease and/or the Building 2 Lease. In the event of a non-reconcilable conflict between the provisions of this Agreement and the Lease, this Agreement shall prevail.

[*SIGNATURES ON NEXT PAGE*]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment intending to be bound thereby.

LESSOR   LESSEE

JUDD PROPERTIES, LLC,   SOUTHWALL TECHNOLOGIES, INC.,
a California limited liability company   a Delaware corporation

By: _____   By: _____
      F. Clay Judd, president
                                          Printed Name: _____

                                          Its: _____

                                          By: _____

                                          Printed Name: _____

                                          Its: _____

EXHIBITS

A   -   Lease and First Amendment

B.   -   Lessor's Work Amount and the Excluded Environmental Work

C.   -   Certification

EXHIBIT C

LESSEE'S CERTIFICATE

Date: *<insert>*

To: Judd Properties, LLC
        Palo Alto, California

The undersigned is the President or Chief Financial Officer of Southwall Technologies, Inc., and on behalf of Southwall Technologies, Inc., hereby represents and warrants to Judd Properties, LLC that each of the following are true and correct as of the date of this certificate:

1) All of the Conditions to *<insert either* Extension of the Lease Term to January 31, 2005 */or/* the *<insert year>* Deferral were satisfied as of the dates specified in such conditions (including, without limitation, the timely payment of all sums owing under Section 2 of the Building 2 Agreement and the completion of the Lessee's Surrender Obligations for the premises), and continue to be satisfied as of the date hereof.

The undersigned has timely paid to Lessor all basic monthly rent to and all estimated direct expenses due and owing to Lessor prior to the date hereof.

No circumstance which would constitute a default under Section 22 of the Lease has occurred or is continuing as of the date of this certificate.

As of the date hereof either (A) the Warrant is in full force and effect for the benefit of Lessor, any Warrant Shares to be issued to the Escrow Agent or Lessor, or delivered by the Escrow Agent to Lessor, pursuant to the Warrant have been issued as and when required by the terms of the Warrant, the Registration Rights Agreement is in full force and effect for the benefit of Lessor, and/or Southwall has not failed to register the Warrant Shares as and when required by the Registration Rights Agreement, or (B) Lessee holds a valid Letter of Credit conforming to the requirements of Section 5 of the Second Amendment to the Lease in the drawable amount of $1 million; and

No proceeding has been or is reasonably likely to be instituted by or against Lessee or any party controlled by, under common control with or who controls Lessee under the Bankruptcy Act of 1978, as amended, or any other federal or state bankruptcy or insolvency statute, Lessee has not made and is not reasonably likely to make any assignment for the benefit of creditors, no receiver or other court officer has been or is reasonably likely to be appointed to take possession of any substantial part of the asset(s) of Lessee, and Lessee has no plans to file any bankruptcy or insolvency proceeding on or before January 31, *<insert extension date>*.

In witness whereof, the undersigned has executed this certificate under penalty of perjury as of the date first above written.

_____
Name

_____
Title